Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tripadvisor, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-260877, 333‑178637, 333-190384, 333-198726, 333-226749) on Form S-8 of Tripadvisor, Inc. of our reports dated February 18, 2022, with respect to the consolidated balance sheets of Tripadvisor, Inc. as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2021, which reports appear in the December 31, 2021 annual report on Form 10‑K of Tripadvisor, Inc.

/s/ KPMG LLP

Boston, Massachusetts

February 18, 2022